IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

SCHLOMO BIRNBAUM,

Plaintiff,

– against –	Civil Action No. 18337NC

FRANK A. OLSON, CRAIG R. KOCH, W. WAYNE	CLASS ACTION COMPLAINT

BOOKER, LOUIS C. BURNETT, MICHAEL T.

MONAHAN, PETER J. PESTILLO, JOHN M.

RINTAMAKI, JOHN M. THOMPSON, JOSEPH A.

WALKER, THE HERTZ CORPORATION and

FORD MOTOR COMPANY,

Defendants.

      Plaintiff, by his attorneys, for his complaint against defendants, alleges upon information and belief, except for paragraph 2 hereof, which is alleged upon knowledge, as follows:

      1. Plaintiff has been the owner of the common stock of The Hertz Corporation (“Hertz” or the “Company”) since prior to the transaction herein complained of and continuously to date.

      2. Hertz is a corporation duly organized and existing under the laws of the State of Delaware. The Company is one of the world’s leading rental car companies. Hertz has two classes of common stock. The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to five votes per share. Hertz maintains its principal offices at 225 Brae Boulevard, Park Ridge, New Jersey.

      3. Defendant Ford Motor Company (“Ford”) owns or controls approximately 50% of the outstanding Class A common stock and 100% of the Class B common stock of the Company.

      4. Defendant Frank A. Olson is Chairman of the Board of Hertz.

      5. Defendant Craig R. Koch is President and Chief Executive Officer of Hertz.

      6. Defendant W. Wayne Booker is a Director of the Company and Vice Chairman of Ford.

      7. Defendant Peter J. Pestillo is a Director of the Company and Vice Chairman of Ford.

      8. Defendant John M. Rintamaki is a Director of the Company and Group Vice President of Ford.

      9. Defendants Louis C. Burnett, Michael T. Monahan, John M. Thompson, and Joseph A. Walker are Directors of the Company.

      10. The individual defendants owed the public shareholders of Hertz the highest duties of good faith, fair dealing, due care, loyalty, and full and candid disclosure. As Hertz’s controlling shareholder, Ford owes Hertz and its shareholders a fiduciary obligation of entire fairness.

CLASS ACTION ALLEGATIONS

      11. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as more fully described herein.

      12. This action is properly maintainable as a class action.

      13. The class is so numerous that joinder of all members is impracticable. As of March 24, 2000, there were approximately 40,412,698 shares of Hertz Class A common stock outstanding, of which approximately 50% of which are owned by holders other than defendant Ford, its subsidiaries and/or directors and officers of the Company.

      14. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public securities holders of Hertz in violation of the laws of the State of

Delaware in order to enrich Ford at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the said proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

      15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Accordingly, plaintiff will fairly and adequately represent the class.

      16. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

      17. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

      18. On September 20, 2000, Hertz announced that it had received a proposal from Ford for the acquisition by Ford of all of the shares of common stock of the Company not held by defendant Ford and its affiliates. Under the transaction as presently proposed, the Company’s public shareholders would receive $30.00 per share in cash.

      19. The price of $30.00 per share to be paid to the class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the stock of Hertz is materially in excess of $30.00 per share, giving due consideration to the possibilities of growth and profitability of Hertz in light of its business, earnings and earnings power, present and future; (b) the $30.00 per share price offers an inadequate premium to market to the public stockholders of Hertz; and (c) the $30.00 per share price is not the result of arm’s length negotiations but was fixed arbitrarily by Ford to “cap” the market price of Hertz stock, as part of a plan for Ford to obtain complete ownership of Hertz’s assets and business at the lowest possible price.

      20. The proposed plan will, for inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Hertz and its valuable assets, while permitting Ford to reap significant benefits from the transaction.

      21. By reason of the foregoing acts, practices and course of conduct, Ford, with the acquiescence of the individual defendants, has breached and will breach its duty as controlling stockholder of Hertz by engaging in improper overreaching in attempting to carry out the proposed transaction.

      22. Plaintiff and the class have suffered and will suffer irreparable damage unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

      23. Plaintiff and the other members of the class have no adequate remedy at law.

      WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

(1) declaring this action to be a class action and certifying plaintiff as class representative;

(2) enjoining, preliminarily and permanently, Ford’s offer for acquisition of the Hertz stock owned by plaintiff and the other members of the Class;

(3) to the extent, if any, that the transaction or transactions complained of are consummated prior to the entry of this Court’s final judgment, rescinding such transaction or transactions, or granting, inter alia, rescissory damages to the Class;

(4) directing that defendants pay to plaintiff and the other members of the class all damages caused to them and account for all profits and any special benefits obtained as a result of their unlawful conduct;

(5) awarding the plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts, and

(6) granting plaintiff and the other members of the class such other and further relief as may be just and proper.

ROSENTHAL, MONHAIT, GROSS

& GODDESS, P.A

By:	_____________________________

P.O. Box 1070

919 N. Market Street

Suite 1401

Mellon Bank Center

Wilmington, Delaware 19801

(302) 656-4433

Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ, LLP
10 East 40th Street
New York, NY 10016
(212) 779-1414